UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

(Report No. 4)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

CONTENTS

Results of the Annual and Special General Meeting of Shareholders

On August 25, 2022, Brenmiller Energy Ltd. (the “Company”) convened a Special General Meeting of Shareholders (the “Meeting”).

At the Meeting, a quorum was present and the shareholders of the Company voted upon and approved, by the applicable required majority, all agenda items that were described in the Company’s notice and proxy statement for the Meeting, which were included in Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission (the “SEC”) on July 20, 2022 as modified by the Company’s Report of Foreign Private Issuer on Form 6-K that the Company furnished to the SEC on August 19, 2022.

Compensation Policy

Furnished herewith as Exhibit 99.1 is the Company’s Compensation Policy for Officers and Directors, which was approved by the Company’s shareholders at the Meeting.

Exhibit No.
99.1	Brenmiller Energy Ltd. Compensation Policy for Company’s Office Holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: August 26, 2022	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chief Executive Officer

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